SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________ to _____________

Commission file number: 001-11713

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for OceanFirst Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OceanFirst Financial Corp.

975 Hooper Avenue,

Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and December 31, 2008 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the schedule of assets (held at end of year).

Exhibits

The following exhibits are filed as part of this report.

23.0	Consent of KPMG LLP

RETIREMENT PLAN FOR

OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

New York, New York

June 25, 2010

RETIREMENT PLAN FOR

OCEANFIRST BANK

Statements of Net Assets

Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments (Notes 1, 2, 6 and 7):
Guaranteed Interest Contract Fund	$1,391,269	$1,202,382
Insurance Company Pooled Separate Accounts	2,887,955	6,256,188
Collective Trust Funds	259,297	—
Mutual Funds	5,450,842	—
OceanFirst Financial Corp. Common Stock Fund	3,043,394	3,723,411
Participant loans	266,747	222,939

Net assets available for plan benefits at fair value	13,299,504	11,404,920
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	9,335

Net assets available for plan benefits	$13,299,504	$11,414,255

See accompanying notes to financial statements.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss) (Note 6):
Net appreciation (depreciation) in fair value of investments	$354,934	$(2,685,657)
Interest and dividends	130,070	55,563

Total investment income	485,004	(2,630,094)

Contributions:
Employer contributions	486,558	450,546
Employee contributions	1,182,382	1,572,455
Employee rollover contributions	95,597	116,636

Total contributions	1,764,537	2,139,637

	2,249,541	(490,457)
Deductions from net assets attributed to:
Benefits to participants	370,475	1,811,018
Expenses	1,799	1,200

Net increase (decrease) before transfers	1,877,267	(2,302,675)
Transfers	7,982	—
Net assets available for plan benefits at beginning of year	11,414,255	13,716,930

Net assets available for plan benefits at end of year	$13,299,504	$11,414,255

See accompanying notes to financial statements.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Retirement Plan for OceanFirst Bank (the Plan) for employees of OceanFirst Bank (OceanFirst) have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)	Investments

Under the terms of an agreement with Diversified Investment Advisors (Diversified), a subsidiary of AUSA Life Insurance Company (AUSA), and OceanFirst, Diversified, the Plan’s trustee, maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Other contributions may be made directly to various mutual funds or to a collective trust managed by State Street Bank and Trust Company as Trustee. Additionally, OceanFirst has appointed State Street Bank and Trust Company as custodian for the OceanFirst Financial Corp. common stock fund. Investments are stated at fair value based on current market quotations. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Under the terms of the agreement with Diversified, contributions are also invested in AUSA’s Guaranteed Interest Contract Fund (GIC Fund). The GIC Fund is stated at fair value. The contract value of the GIC Fund represents contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and reset annually. The crediting interest rate for the years ended December 31, 2009 and 2008 was 3.25% and 3.50%, respectively.

Participant loans are carried at amortized cost which does not differ materially from fair value as determined by using a discounted cash flow model based on current market rates of interest.

(c)	Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

The Plan’s investments may directly or indirectly include securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, real estate values and delinquencies and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements, Continued

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Related-Party Transactions

Certain Plan investments are managed by Diversified and State Street Bank and Trust. Diversified is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp common stock fund and, therefore, these transactions qualify as party-in-interest transactions.

(f)	Impact of New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures, which was formerly referred to as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan’s statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending After September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s statement of net assets available for plan benefits or the statement of changes in net assets available for plan benefits.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s statement of net assets available for plan benefits or the statement of changes in net assets available for plan benefits and all applicable disclosures are included in these financial statements.

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Notes to Financial Statements, Continued

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.

(2)	Description of Plan

(a)	General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Substantially all employees of OceanFirst who have attained the age of 21 and have completed 1,000 hours of service in the 12-month period following the employee’s employment date may join the Plan after completing six months of service, as defined.

(c)	Employee Contribution

Participants may contribute from 1% to 15% of earnings (as defined), subject to legal limitations. A participant may direct their contributions among the funds in any manner they desire, provided that all directed allocations be in whole percentages.

(d)	Employer Contributions

Effective January 1, 2008 the Bank provided a matching contribution to participants equal to 100% of the first 1% of contributed earnings and 50% on the next 5% of contributed earnings.

(e)	Vesting

The employer matching contribution is fully vested after 2 years of service. Participant’s contributions are fully vested at all times.

(f)	Forfeitures

Forfeitures of employer matching contributions are credited to the Bank and may be used to offset future employer contributions.

(g)	Participant Loans

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan.

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Notes to Financial Statements, Continued

(h)	Benefit Payments/Withdrawal

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account.

Participants are entitled to withdraw any vested amount from their account upon request at which time the withdrawal is recorded. Withdrawal of pretax contributions is subject to written approval from the plan administrator and the purpose of the withdrawal must be for financial hardship.

(i)	Participant Accounts

A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.

(j)	Excess Contributions

Excess contributions above plan limits are refunded to participants. There were no excess contributions refunded for the years ended December 31, 2009 and 2008.

(k)	Investments

Under the terms of the insurance contract between Diversified and OceanFirst, Diversified is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are forwarded to Diversified and invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, a collective trust or mutual funds in accordance with employee investment elections. The pooled separate accounts, collective trust and mutual funds available for investments include:

FUND NAME	STYLE	BRIEF DESCRIPTION
Money Market	Money Market	Seeks liquidity and as high a level of income as is consistent with the preservation of capital. Invests primarily in high quality, short-term money market instruments.

Inflation-Protected Securities	Inflation-Protected Securities	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in inflation-protected securities issued by the U.S. government, its agencies and instrumentalities.

Government Fixed Bond	Intermediate Term Bond	Invests in obligations issued, insured or guaranteed by the U.S. Government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates and U.S. Treasury issues.

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Notes to Financial Statements, Continued

FUND NAME	STYLE	BRIEF DESCRIPTION
Short Horizon Asset Allocation	Asset Allocation	Seeks a high level of income and preservation of capital with a primary emphasis on fixed income funds with limited exposure to equity funds.

Intermediate Horizon Asset Allocation	Asset Allocation	Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes.

Intermediate/Long Horizon Asset Allocation	Asset Allocation	Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of equity and fixed income funds, with the greater emphasis on equity funds.

Dow Jones Target 2015	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2015 Index.

Dow Jones Target 2025	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2025 Index.

Dow Jones Target 2035	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2035 Index.

Dow Jones Target 2045	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2045 Index.

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OCEANFIRST BANK

Notes to Financial Statements, Continued

FUND NAME	STYLE	BRIEF DESCRIPTION
American Funds Growth	Large Growth	Seeks capital growth by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.

Aston/Optimum Mid Cap	Mid Cap Blend	Seeks long-term total return through capital appreciation. Normally invests at least 80% of assets in mid-cap stocks of companies with an improving revenue and earnings growth outlook.

BlackRock Equity Dividend	Large Value	Seeks long-term total return and current income. Invests primarily in a portfolio of equity securities.

Davis NY Venture	Large Blend	Seeks long-term growth of capital. Invests the majority of the assets in equity securities issued by large companies with market capitalizations of at least $10 billion.

GE Institutional International Equity	Foreign Large Blend	Seeks long-term growth of capital. Invests primarily in companies in developed and developing countries outside the United States.

PIMCO Total Return	Intermediate Term Bond	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in investment grade debt securities, but may invest up to 10% of total assets in high yield securities.

Royce Pennsylvania Mutual	Small Blend	Seeks long-term growth of capital. Normally invests at least 65% of assets in the equities of small and micro-cap companies.

Transamerica Partners Stock Index	Large Blend	Seeks its objective by investing in the stocks comprising the Standard & Poor’s 500 Stock Index. The Fund invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index.

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Notes to Financial Statements, Continued

The following pooled separate accounts were available for investment during 2008 and through March 16, 2009 at which time balances were transferred to one of the investments noted above.

FUND NAME	STYLE	BRIEF DESCRIPTION
Core Bond	Intermediate Term Bond	Invests in U.S. government securities, mortgage-backed securities and investment grade corporate bonds.

High Yield Bond	High Yield Bond	Invests in lower rated, high yield corporate debt securities.

Large Value	Large Value	Invests in high yielding common stocks.

Large Core	Large Growth	Invests in common stocks, convertibles, rights and warrants.

Small Core	Small Growth	Invests in common stocks of small to medium size growth oriented companies.

Growth	Large Growth	Invests in medium to large capitalization stocks with accelerating earnings growth.

International Equity	Foreign Large Blend	Invests in stock markets of major U.S. trading partners.

(3)	Plan Termination

The Employer expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

(4)	Federal Income Taxes

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 21, 2003 indicating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(5)	Plan Expenses

Costs of all services rendered on behalf of the Plan are paid by OceanFirst except for participant transaction changes which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, if any, are reflected in the net asset value.

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Notes to Financial Statements, Continued

(6)	Investments

The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for plan benefits at December 31, 2009 and 2008:

	December 31
	2009	2008
OceanFirst Financial Corp. Common Stock Fund	$3,043,394	$3,723,411
Black Rock Equity Dividend Fund	1,455,964	—
Guaranteed Interest Contract Fund	1,391,269	1,202,382
Davis NY Venture Fund	1,072,413	—
Royce Pennsylvania Mutual Fund	1,039,182	—
Intermediate Horizon Asset Allocation Fund	918,884	—
Large Value Fund	—	1,004,476
Large Core Fund	—	876,769
Small Core Fund	—	701,083

For the years ended December 31, 2009 and 2008, the Plan’s investments, including realized gains (losses) on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	December 31,
	2009	2008
Guaranteed Interest Contract Fund	$—	$—

Money Market Fund	405	8,134
Inflation-Protected Securities Fund	30,521	(7,211)
Government Fixed Bond Fund	10,418	10,950
Core Bond Fund	(6,777)	(8,741)
High Yield Bond Fund	2,493	(54,806)
Large Value Fund	(176,860)	(818,895)
Large Core Fund	(116,042)	(566,519)
Small Core Fund	(120,004)	(440,455)
Growth Fund	(12,913)	(338,415)
International Equity Fund	(69,846)	(510,325)
Short Horizon Asset Allocation Fund	14,741	(4,820)
Intermediate Horizon Asset Allocation Fund	136,680	(141,992)
Intermediate/Long Horizon Asset Allocation Fund	95,861	(212,108)

Insurance Company Pooled Separate Accounts Total	(211,323)	(3,085,203)

Dow Jones Target 2015 Fund	23,764	—
Dow Jones Target 2025 Fund	9,824	—
Dow Jones Target 2035 Fund	7,005	—
Dow Jones Target 2045 Fund	22	—

Collective Trust Funds Total	40,615	—

American Funds Growth Fund of America	140,082	—
Aston/Optimum Mid Cap Fund	25,764	—
Black Rock Equity Dividend Fund	375,117	—
Davis NY Venture Fund	353,705	—
GE Institutional International Equity Fund	193,411	—
PIMCO Total Return Fund	44,128	—
Royce Pennsylvania Mutual Fund	379,088	—
Transamerica Stock Index Fund	23,797	—

Mutual Funds Total	1,535,092	—

OceanFirst Financial Corp. Common Stock Fund	(1,009,450)	399,546

	$354,934	$(2,685,657)

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Notes to Financial Statements, Continued

(7)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair market measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy for valuation inputs gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

Level 3 Inputs—Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Guaranteed Interest Contract Fund – The investment is valued based upon the contract interest rate.

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Notes to Financial Statements, Continued

Insurance Company Pooled Separate Accounts – The investment is valued at a daily calculated unit value based on fair value of the underlying investments.

Collective Trust – These investments are valued at a daily calculated Net Asset Value based on fair value of the underlying investments.

Mutual Funds – The investment is valued at a daily calculated Net Asset Value and is traded at a quoted price through the National Securities Clearing Corporation.

OceanFirst Financial Corp. Common Stock Fund – The investment is valued at a daily calculated unit value based on the last traded price of the common stock and the cash balance.

Participant Loans Receivable – The loans receivable are valued at amortized cost which does not differ materially from fair value as determined by using a discounted cash flow model based on current market rates of interest.

Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

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Notes to Financial Statements, Continued

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2009
Guaranteed Interest Contract Fund	$—	$1,391,269	$—	$1,391,269
Insurance Company Pooled
Separate Accounts:
Money Market Fund	—	561,309	—	561,309
Inflation-Protected Securities Fund	—	362,160	—	362,160
Government Fixed Bond Fund	—	401,747	—	401,747
Short Horizon Asset Allocation Fund	—	92,105	—	92,105
Intermediate Horizon Asset Allocation Fund	—	918,884	—	918,884
Intermediate/Long Horizon Asset Allocation Fund	—	551,750	—	551,750
Collective Trust Funds – Target Dated	—	259,297	—	259,297
Mutual Funds:
American Funds Growth Fund of America	489,104	—	—	489,104
Aston/Optimum Mid Cap Fund	77,442	—	—	77,442
Black Rock Equity Dividend Fund	1,455,964	—	—	1,455,964
Davis NY Venture Fund	1,072,413	—	—	1,072,413
GE Institutional International Equity Fund	588,758	—	—	588,758
PIMCO Total Return Fund	621,191	—	—	621,191
Royce Pennsylvania Mutual Fund	1,039,182	—	—	1,039,182
Transamerica Stock Index Fund	106,788	—	—	106,788
OceanFirst Financial Corp. Common Stock Fund	—	3,043,394	—	3,043,394
Participants Loans	—	—	266,747	266,747

	$5,450,842	$7,581,915	$266,747	$13,299,504

December 31, 2008
Guaranteed Interest Contract Fund	$—	$1,202,382	$—	$1,202,382
Insurance Company Pooled Separate Accounts	—	6,256,188	—	6,256,188
OceanFirst Financial Corp. Common Stock Fund	—	3,723,411	—	3,723,411
Participants Loans	—	—	222,939	222,939

	$—	$11,181,981	$222,939	$11,404,920

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements, Continued

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008
Balance, beginning of year	$222,939	$299,945
Purchases, sales, issuances and settlements (net)	43,808	(77,006)

Balance, end of year	$266,747	$222,939

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2009	2008
Net assets available for plan benefits per financial statements	$13,299,504	$11,414,255
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(9,335)

Net assets per the Form 5500	$13,299,504	$11,404,920

Total investment income (loss) per financial statements	$485,004	$(2,630,094)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,335	(9,335)

Total investment income (loss) per Form 5500	$494,339	$(2,639,429)

(9)	Subsequent Events

In connection with the preparation of the financial statements and in accordance with recently issued guidance, the Plan Administrator has evaluated subsequent events after December 31, 2009 through June 25, 2010 (date of opinion), which was the date the financial statements were issued, and concluded that no additional disclosures were required.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer	Description of Investments	Number of Units	Fair Value
*Transamerica Financial Life Ins. Co.	Guaranteed Interest Contract Fund	—	$1,391,269

*Transamerica Financial Life Ins. Co.	Money Market Fund	16,120.061259	561,309
*Transamerica Financial Life Ins. Co.	Inflation-Protected Securities Fund	11,265.077927	362,160
*Transamerica Financial Life Ins. Co.	Government Fixed Bond Fund	—	401,747
*Transamerica Financial Life Ins. Co.	Short Horizon Asset Allocation Fund	3,958.100872	92,105
*Transamerica Financial Life Ins. Co.	Intermediate Horizon Asset Allocation Fund	35,018.988923	918,884
*Transamerica Financial Life Ins. Co.	Intermediate/Long Horizon Asset Allocation Fund	18,606.825193	551,750

Insurance Company Pooled Separate Accounts Total			2,887,955

*State Street Global Advisors	Dow Jones Target 2015 Fund	6,560.725100	136,640
*State Street Global Advisors	Dow Jones Target 2025 Fund	4,777.030348	120,032
*State Street Global Advisors	Dow Jones Target 2035 Fund	110.850904	2,623
*State Street Global Advisors	Dow Jones Target 2045 Fund	0.058574	2

Collective Trust Funds Total			259,297

American Funds	Growth Fund of America	18,162.040963	489,104
ABN AMRO/VERDUS	Aston/Optimum Mid Cap Fund	2,968.288476	77,442
Black Rock	Equity Dividend Fund	92,033.106663	1,455,964
Davis	NY Venture Fund	34,616.310967	1,072,413
GE	Institutional International Equity Fund	53,523.420782	588,758
PIMCO	Total Return Fund	57,517.700100	621,191
Royce	Pennsylvania Mutual Fund	110,433.783403	1,039,182
*Transamerica	Stock Index Fund	12,331.156825	106,788

Mutual Funds Total			5,450,842

*OceanFirst Financial Corp.	Common Stock Fund	103,048.174240	3,043,394

*Participant Loans	57 loans - range of interest rates charged – 4.25% to 8.25%	—	266,747

Total Plan Assets			$13,299,504

*A	party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2010	Retirement Plan for OceanFirst Bank Employee Profit Sharing Plan

	By:	/s/ John R. Garbarino
John R. Garbarino Plan Administrator